Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-123011) and in the Registration Statement on Form S-3 (Registration No. 333-144349) of our report dated March 14, 2008, with respect to the audited statement of assets acquired and liabilities assumed as of December 31, 2007 of the high purity process chemicals business (“HPPC Business”) of Air Products and Chemicals, Inc., and the related statements of revenues and direct expenses of the HPPC Business of Air Products and Chemicals, Inc. for each of the three years in the period ended September 30, 2007 included in the Current Report of KMG Chemicals, Inc. (“Company”) on Form 8-K/A which amends and supplements the Current Report on Form 8-K filed by the Company on January 7, 2008.

/s/ UHY LLP

Houston, Texas

March 14, 2008